P.E. 2-27-02

02016429

1127866

EXECUTED COPY

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# FORM 6-K

RECD S.E.C.
FEB 27 2002
080

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

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## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR FEBRUARY 27, 2002

# Telefónica Móviles, S.A.

**(Exact name of Registrant as specified in its charter)**

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**Telefónica Mobile, Inc.**

**(Translation of Registrant's name into English)**

PROCESSED
MAR 11 2002
THOMSON FINANCIAL
P

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**Goya, 24**
**28001 Madrid, Spain 3491-423-4004**
**(Address of principal executive offices)**

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*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X     FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___     NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

## TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

**Telefónica Móviles, S.A.** through the present document formally announces the following

**RELEVANT FACT**

The Board of Directors of "Telefónica Móviles, S.A.," in its meeting held today called the General Shareholders Ordinary Meeting to be held at Madrid, on April 4, 2002 on first call, and in the event that it cannot be held on first notice, to be held on April 5, 2001, on second call. The Agenda will include among others, the following matters:

**AGENDA**

I. *Review and approval of the Annual Statements and of the Management Report of both "Telefónica Móviles, S.A." and its Consolidated Group of Companies as well as of the Proposal for Allocation of the Results of "Telefónica Móviles, S.A." and approval of the management of its Board of Directors, all pertaining to Fiscal Year 2001.*

II. *Increase of the capital stock by means of issuing and distributing new common shares with a par value of 0.5 euros each, that will be issued with a minimum rate of 1.38 euros and a maximum rate of 3.38 euros, which shall be subscribed and fully paid in by means of non-monetary contributions consisting of shares of "TES Holding, S.A. de C.V", "Telca Gestión, S.A. de C.V.", "TGC Holdings S.A.", "Telca Gestión Guatemala S.A.", "Paging de Centroamérica, S.A." and "Telefónica de Centroamérica, S.L.". Exclusion of the pre-emptive subscription right and provision of incomplete subscription. Delegation to the Board of Directors, with the power of substitution by an Executive Committee or by any Director, of the powers necessary to determine the terms for the increase that are not provided for in the Shareholders Meeting resolution, to carry out the acts necessary for its execution, to amend Articles 5 and 6 of the Corporate Bylaws – regarding the capital stock – and to apply for acceptance of the listing of the new shares on the different Stock Exchanges.*

III. *Authorization for the acquisition of its own shares, directly or through a Company in the Group.*

IV. *Authorization to the Board of Directors, using the powers delegation as provided for in article 153.1.b of the Ley de Sociedades Anónimas, in order to increase the capital stock, in one or mores times, during the maximum term and for the maximum value legally permitted , with the power to exclude the pre-emptive subscription right.*

V. *Delegation of powers to the Board of Directors for the issuing of ordinary debentures, fixed interest securities, securities exchangeable for shares and securities convertibles into shares, and for the determination of the bases and types of conversion or exchange in the case of convertible securities or exchangeable into shares. Increase of capital in the amount necessary to attend, the exchange requests and delegation to the Board of Directors the power to execute the agreed increase of capital.*

VI. *Application of the tax unity regime.*

VII. *Delegations of powers to formalize, interpret, rectify and execute the resolutions adopted by the General Shareholders Meeting.*

The General Meeting is expected to be held on first call, that is, on April 4.

In addition the Board of Directors has given powers to the Executive Committee and to the President of the Board of Directors, and attending to the company interests, in order to modify the date and the Agenda of the Shareholders General Meeting, before the official public announcement of the Shareholders General Meeting in the Boletín Official del Registro Mercantil and in one of the major Madrid's newspapers.

**FOR ANY ADDITIONAL INFORMATION THEY MAY REQUIRE, THE SHAREHOLDERS MAY CONTACT THE TELEFÓNICA MÓVILES, S.A. SHAREHOLDER SERVICE DEPARTMENT, CALLING THE NUMBER 00 34 900 175 176 FROM 9 A.M. TO 7 P.M., MONDAY THROUGH FRIDAY (Spanish Time).**

Madrid, February 26, 2002.
The Secretary of the Board of Directors.

## SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: February 27, 2002